Exhibit 4.18

English Translations for Reference

SUPPLEMENTARY AGREEMENT

Party A: CISG Holdings Ltd., a limited liability company organized under the laws of British Virgin Islands.

Party B: __________, a citizen of the People's Republic of China, with ID number _________.

Party C: Fanhua Employees Holding Limited, a limited liability company organized under the laws of British Virgin Islands.

WHEREAS:

A Loan Agreement (the “Original Agreement”) was entered into among Party A, Party B and Party C on July 1, 2018;

NOW THEREFORE, Party A, Party B and Party C hereby enter into the Supplementary Agreement (the “Agreement’) on November 18, 2019 to amend certain terms of the Original Agreement as follows:

1.	Party B agrees that:

1.1	During the period from 2019 to 2023, Party B shall not dispose of the Shares, including but not limited to the sale of the Shares on the open market, without prior written consent by Party A.

1.2	If the performance of the sales team(s) under the management of the agency or platform to which Party B provides services is less than 70% (excluding 70%) of the committed performance target in 2021, or his/her full-time contractual relationship with Party A or its subsidiaries is terminated during the period from 2019 to 2023, Party C shall have the right to dispose of the Shares under Party A’s instructions. The proceeds from the disposition of the Shares shall be used to repay the principal and interest of the loan in connection with the Shares under the Original Agreement. If the proceeds from the disposition of the Shares are insufficient to repay the principal and interest of the Loan under the Original Agreement in full, the outstanding loan balance shall be settled in accordance with the manners specified in Article 4 of this Agreement; if there is any remaining amount after repaying the principal and interest of the Loan, the remaining proceeds shall be used in the following order: i) to repay Party B his or her own capital contribution for purchasing the Shares; ii) to pay Party B the interests on his or her own contribution at an interest rate of up to 8% per annum; and iii) to pay the remainder to Party A.

1.3	If the performance of the sales team(s) under the management of the agency or platform to which Party B provides services is at or above 70% of the committed performance target but is below 100% (excluding 100%) in 2021, and the performance of such sales teams in 2022 and 2023 is no less than the level achieved in 2021, after the Performance Period, the Shares will partially vest in proportion to the percentage of the performance targets achieved (i.e. the number of subscribed shares* 50%* performance completion rate) and the pledge on the Shares shall be immediately released. The disposition of the remaining unvested Shares (the number of subscribed shares* (1-50%* performance completion rate)) shall be implemented in accordance with the manners specified in Article 1.2 of this Agreement.

1.4	If the performance of the sales team(s) under the management of the agency or platform to which Party B provides services in 2021 is at or above 70% of the committed performance target but is below 100% (excluding 100%), and the performance of such sales teams in 2022 or 2023 is less than the level achieved in 2021, it shall be treated as failure to achieve the performance targets and actions shall be taken in accordance with Article 1.2 of this Agreement.

1.5	If Party B reaches his or her performance goals, the Shares will fully vest and the pledge on the Shares shall be released immediately.

1.6	During the period from 2019 to 2023, if Party B elects to withdraw from the 521 plan, becomes deceased or disappears, the disposition of the Shares and repayment of the principal and interests of the loan shall be implemented according to Article 1.2 of this Agreement.

2.	The maturity date of the loan under this Agreement is December 31, 2023 and may be extended with the written consent of all the Parties. Party B may repay the principal and interest of the loan on or before the due date.

3.	The Parties agree and acknowledge that Party B shall repay the principal and interest of loan in the following manner: Party B (or his or her heir(s)) shall first use the vested shares (the value of the shares shall be calculated based on the closing price of the stock on the date when the loan principal and interests are fully paid, or the Repayment Date to repay the principal and interests of the loan under the Original Agreement. The number of the vested shares used to repay the loan principal and interests = (the principal and interests of the corresponding loan for vested shares divided by the closing price on the Repayment Date.

4.	All the Parties agree that when the loan is due, if the actions taken in accordance with the manner listed in Article 3 are not adequate to repay the principal and interests of the loan under the Original Agreement in full, settlement of the outstanding loan balance shall be negotiated and determined by all the Parties thereafter.

5.	For the vested Shares whose pledge has been released, Party B can instruct Party C to dispose of such shares, including but not limited to selling on the open market; if such shares cannot be disposed of or sold on the open market, Party A has no obligation to repurchase the vested Shares. .

The above amendments shall take effect immediately from the date of signing of this Agreement. This Agreement together with the document and its appendix referenced hereto constitutes the full and complete agreement and replaces all previous commitments and agreements related thereto. In the event of any discrepancy between the Original Agreement and the Agreement, the relevant provisions of the Agreement shall prevail. All other provisions of the Original Agreement shall continue in full force and effect.

This Supplementary Agreement is executed in three originals, with each of Party A, Party B and Party C holding one original. All originals have the same legal effect.

[No text below]

IN WITNESS WHEREOF, all parties have entered into this Agreement as of the date first above written.

Party A: CISG Holdings Ltd.

Chop:

Party B: __________________________

Signature:_________________________

Party C: Fanhua Employees Holdings Limited

Chop: